UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2013

Commission File Number 1-10257

BARCLAYS BANK PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (No. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance on October 31, 2013 of the Global Medium-Term Notes, Series A by Barclays Bank PLC (the “Bank”) entitled Trigger Phoenix Autocallable Optimization Securities Linked to the Lesser Performing of the Russell 2000® Index and the EURO STOXX 50® Index due October 31, 2023, pursuant to the Bank’s automatic shelf registration statement on Form F-3 (File No. 333-190038).

Exhibit No.	Description
23.4	Tax Consent of Davis Polk & Wardwell LLP, dated October 31, 2013, with respect to the Securities.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
Date: October 31, 2013	By:	/s/ Jonathan Imundo
		Name:	Jonathan Imundo
		Title:	Managing Director